Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488


03024870

SUPPL


ANGLO
IRISH
BANK

24 July 2003


SEC MAIL PROCESSING
RECEIVED
JUL 29 2003
WASH, D.C. 181 SECTION

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

**Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.**

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

R. Murphy

Encl.

7/29



STOCK EXCHANGE

DATE	ANNOUNCEMENT
13 June 2003	Notification of Substantial Holding
24 June 2003	Notification of Substantial Holding
3 July 2003	Application to Listing - 583,219 new ordinary shares
16 July 2003	Dealing by Director (x7)

COMPANIES REGISTRATION OFFICE

19 June 2003	Form B5 - Return of Allotments/Companies Capital Duty - 50,000 new ordinary shares
3 July 2003	Form B5 - Return of Allotments/Companies Capital Duty - 63,400 new ordinary shares
16 July 2003	Form B5 - Return of Allotments/Companies Capital Duty - 583,219 new ordinary shares

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

3,721,929 shares registered in the name of Eagle Star Life Assurance Company of Ireland Ltd and 12,063,491 shares registered in the name of Threadneedle Asset Management - UK as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Eagle Star Life Assurance Company of Ireland Ltd (including subsidiaries and clients)	**3,721,929**
Threadneedle Asset Management - UK (and clients)	**12,063,491**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Stated

8. Percentage of issued class

0.0 %

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

13 June 2003

12. Total holding following this notification

15,785,420

13. Total percentage holding of issued class following this notification

4.82 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 616 2506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

16 June 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No. 343480

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

3,741,937 shares registered in the name of Eagle Star Life Assurance Company of Ireland Ltd (and its subsidiaries and clients) and 8,829,244 shares registered in the name of Threadneedle Asset Management - UK as registered owners and on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Eagle Star Life Assurance Company of Ireland Ltd (including subsidiaries and clients)	**3,741,937**
Threadneedle Asset Management - UK (and clients)	**8,829,244**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Stated

8. Percentage of issued class

0.0 %

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

26 June 2003

12. Total holding following this notification

12,571,181

13. Total percentage holding of issued class following this notification

3.84 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 616 2506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

27 June 2003

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 3 July 2003

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	327,842,307
	in		
	in		
Euro 121,600,000.00			Euro 104,909,538.24

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing

Primary	Dual Primary, Dublin & London
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

583,219 Ordinary shares of Euro 0.32

Type of issue for which application is being made

Euro 0.32 Ordinary shares in respect of Scrip Dividend

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed 

~~Director or~~ secretary ~~or other duly authorised officer~~ for and on behalf of

Name of issuer Anglo Irish Bank Corporation plc

To be completed in all cases

Application to be heard on:	Tuesday, 8 July 2003
Admission expected to be effective on:	Wednesday 16 July 2003
Name(s) of contact(s) at issuer regarding the Application	Ronan Murphy
Telephone number:	+353 1 616 2506

Irish Stock Exchange

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(Shares & Debt Securities)
SCHEDULE 3A

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange") 3 July 2003

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer")
hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro €0.32	327,842,307
	in		
	in		
	in		
~~£~~ €121,600,000.00			~~£~~ €104,909,538.24

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amount and description of securities for which application is now being made(include distinctive numbers)
Type of issue for which application is being made

533,219 Ordinary €0.32

Type of issue for which application is being made

533,219 Ordinary €0.32 in respect of Scrip Dividend

Are the securities for which application is now made:

(a) identical * in all respects? YES ~~NO~~

If no, how do they differ and when will they become identical?

(b) identical * in all respects with an existing class of security? | YES | ~~NO~~ |

If no, how do they differ and when will they become identical?

(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future. | YES | ~~NO~~ |

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin and London

*NOTE: * Identical means in this context:*

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A
(i) Nil paid:
(ii) Partly paid:
(iii) Fully paid:

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/~~securities~~ for which listing is sought) will be issued for 583,219 shares [~~insert number of shares~~] and/or £ ____ nominal of ____ [insert designation of debt securities] and will be ready on 16/7/2003 for ____ shares [insert number of shares] and/or £ ____ nominal of ____ [insert designation of debt securities].



Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the Listing Rules in due course.



SIGNED BY ______________________________

~~Director or~~ secretary or ~~other duly authorised officer~~

For and on behalf of

Anglo Irish Bank Corporation plc
Name of issuer

To be completed in all cases

Application to be heard on: Tuesday, 8 July 2003

Dealings expected to commence on: Wednesday 16 July 2003

Name(s) of contact(s) at issuer regarding the application:

Ronan Murphy

Anglo Irish Bank Corporation plc

Telephone number: 00 353 1 616 2506

NOTE: * *delete as appropriate*



Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

*This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** to the consideration of the application for admission to trading.*

*If you require assistance, please call the Company Services Help Desk on **020-7797-1600**.*

To: London Stock Exchange

1. Full name of issuer: Anglo Irish Bank Corporation plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

583,219 Ordinary Shares of Euro 0.32 each

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

4. **Are the securities for which application is now made identical* in all respects**

(a) with each other? YES/~~NO~~

(b) with an existing class of security? YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued on:

Date: 18 July 2003

Please indicate whether the certificates are in registered or bearer form:

REGISTERED ~~/ BEARER~~

Note in relation to Question 4:

** identical means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed:  Date: 3 July 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer: Anglo Irish Bank Corporation plc

Application to be considered on (date): Tuesday, 8 July 2003

Dealings expected to commence on (date): Wednesday 16 July 2003

Contact at the issuer:

Name: Ronan Murphy

Email address: ronanmurphy@angloirishbank.ie

Telephone number: +353 1 6162506

Contact at nominated representative (if applicable):

Name: Fergal Meenan

Email address: Fergal.Meenan@davy.ie

Telephone number: +353 1 614 9993

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES / NO

Please ensure all sections of this form have been completed before submitting

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

INTERIM DIVIDEND 2003

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 583,219 ordinary shares of nominal value of €0.32 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Anglo Irish Bank Corporation plc Scrip Dividend Scheme dated December 1997.

Such admission is expected to become effective and dealings to commence on these shares on 16 July 2003.

'Document on Anglo Irish Bank Corporation plc Scrip Dividend Scheme'.

A copy of the above document has been submitted to the UKLA and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. 020 7676 1000

AVS NO. 916725

3 July 2003

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488



ANGLO IRISH BANK CORPORATION PLC ("the Bank")

Extract from Minutes of Directors Meeting held on 3 July 2003

"IT WAS UNANIMOUSLY RESOLVED that 583,219 new Ordinary Shares of €0.32 in the capital of the Bank be and they are hereby allotted to the shareholders set out in schedule annexed hereto in the proportions set out in such schedule as fully paid up shares in the capital of the Bank pursuant to Article 126 of the Articles of Association of the Bank and that the names of the shareholders set out in such schedule be entered on the register of Members as the holders of the said new Ordinary shares issued to each of them respectively."

I certify that the above is an exact copy of the Minute of the Meeting held on the above date.

SECRETARY

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 674846

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Anton Stanzel

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anton Stanzel

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

0.000002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

1,239

16. Total percentage holding of issued class following this notification

0.0004 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 569739

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Ltd a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,105

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

206,111

16. Total percentage holding of issued class following this notification

0.063 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 263439

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Ltd	**199,218**
Russell Nominees Ltd	**12,750**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,074

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

213,042

16. Total percentage holding of issued class following this notification

0.065 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 926312

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Richard Killen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Richard Killen	**686,627**
Peter & Beverly Killen	**331,293**
Peter Killen a/c DAKF	**1,524**
Anglo Irish Bank (Nominees) Ltd a/c 359	**8,378**
Shoestring Pension Fund	**79,209**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

5,968

8. Percentage of issued class

0.0018 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

1,112,999

16. Total percentage holding of issued class following this notification

0.34 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 482942

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Cyril Murray

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Cyril Murray	**62,116**
Trustees of the AAML Executive Pension Plan	**29,000**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

334

8. Percentage of issued class

0.0001 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

91,450

16. Total percentage holding of issued class following this notification

0.028 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 455092

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean Patrick FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sean & Triona FitzPatrick	**2,214,112**
Anglo Irish Bank (Nominees) Ltd a/c 678	**1,200,000**
Anglo Irish Bank (Nominees) Ltd a/c 359	**8,378**
AIAC Unique Portfolio	**143,000**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

19,223

8. Percentage of issued class

0.0059 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

3,584,713

16. Total percentage holding of issued class following this notification

1.095 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 379887

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William Anthony McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William Anthony McAteer	**938,271**
Marie McAteer	**1,381**
Anglo Irish Bank (Nominees) Ltd a/c 359	**8,378**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

0.000002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€7.225561

13. Date of transaction

16 July 2003

14. Date company informed

16 July 2002

15. Total holding following this notification

948,037

16. Total percentage holding of issued class following this notification

0.29 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

16 July 2003

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number: 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*: Anglo Irish Bank Corporation plc

Effective centre of management if outside the State:

Registered Office: Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 19/06/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Edward P. Harty Rathbride, Newbridge, Co Kildare	Ordinary	20,000
John O'Connell 82 Eagle Valley, Enniskerry, Co Wicklow	Ordinary	30,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference 01 616 2410

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
20,000	Ordinary	0.32	1.09	21,839.50
30,000	Ordinary	0.32	2.34	70,200.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 92,039.50

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 8/7/03.

Name *Block letters please*

RONAN MURPHY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 19/06/2003
notes one and two

or made from ______ to ______

E — Value of assets contributed or to be contributed

1. Total from Section C	€ 92,039.50
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 92,039.50
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 92,039.50

F — Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 92,039.50
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 921.00
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 921.00

\+

€ 12.00 Companies Office Registration Fee

Total Due (CCD + Reg. Fee)	€ 933.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number: 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 ST. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* — made on 03/07/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Barbara Jackson 11 Sussex House, 3 Mainstone Buildings Mews, London SE1 1GF, UK	Ordinary	40,000
Nicholas Stow 995 Rugby Road, Dunchurch, Rugby, Warwickshire CV22 6PQ, UK	Ordinary	23,400

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone: 01 616 2506

Reference: rm/cj

cro form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
63,400	Ordinary	0.32	1.09	69,231.20

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 69,231.20

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
	N/A		

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 21/7/2003.

Name *Block letters please*

Ronan Murphy


coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 03/07/2003
notes one and two

or made from ______ to ______

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted

	E	F	
1. Total from Section C	€ 69,231.20		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 69,231.20	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 69,231.20		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 69,231.20

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 693.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 693.00

+

Euro 12.00
€XXXX Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 705.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number: 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 16/07/2003
notes one and two

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Allotment in respect of shares issued under Scrip Dividend Scheme	Ordinary €0.32	583,219

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone: 01 616 2506

Reference: rm/cj

Coform

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
583,219	Ordinary	0.32	7.225561	4,214,084.46

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 4,214,084.46

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Scrip Dividend Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature: [signature]

Date: 23 July, 2003

Name *Block letters please*

RONAN MURPHY


form

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number: 22045

Date of allotment(s) made on 16/07/2003
notes one and two

or made from ______ to ______

E — Value of assets contributed or to be contributed

1. Total from Section C	€ 4,214,084.46
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 4,214,084.46
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 4,214,084.46

F — Nominal value of shares allotted

1. Amount/ Denomination	
2. Conversion Rate	
3. Amount in €	€

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 4,214,084.46

Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 0.00
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 0.00

EUR 12.00 +
£x2x70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee)	€ 12.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

CRO form